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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): / /Form 10-KSB / /Form 20-F / /Form 11-K /X/Form 10-QSB
             / /Form N-SAR

         For Period Ended:  March 31, 2000
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              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR

         For the Transition Period Ended:
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         READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT
OR TYPE.

         NOTHING ON THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART 1 -- REGISTRANT INFORMATION

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Full Name of Registrant:
I crystal, Inc.
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Former Name if Applicable:

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Address of Principal Executive Office (Street and Number):
3237 King George Hwy., Suite 101-B
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City, State and Zip Code:
Surrey, BC V4P 1B7, CANADA
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                       PART II -- RULES 12b-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

/X/ (b) The subject matter report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III -- NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company recently filed a Registration Statement on Form 10-SB with the Securities and Exchange Commission ("SEC") for the purpose of beginning the process of filing periodic financial reports required under the Securities Exchange Act of 1934. On May 4, 2000, the Company received comments from the SEC staff on Amendment No. 1 to its Registration Statement on Form 10-SB. The Company has responded to these comments; and, on May 10, 2000, it filed Amendment No. 2 to Form 10-SB.

         The Company has not yet added sufficient administrative and financial personnel to allow it to complete Amendment No. 2 to Form 10-SB and complete its Form 10-QSB for the quarter ended March 31, 2000, due May 15, 2000. As a result of the Company's limited resources, it was unable to provide its independent accountants with the information requested by them in a timely manner for purposes of completing their review of the Company's March 31, 2000 interim financial statements. This work could not be completed by May 15, 2000 without unreasonable effort or expense.

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                          Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification

         Larry Hrabi            (604) 542-5021
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         (Name)               (Area  Code) (Telephone  Number)
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(2)      Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          /X/ Yes     / / No
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          / / Yes     /X/ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                                 I crystal, Inc
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     May 15, 2000

                                             By:      /s/  Larry Hrabi
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                                                      Larry Hrabi,
                                                      Chief Executive Officer